UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2004

ATNA RESOURCES LTD.
510 - 510 Burrard Street, Vancouver, B.C. Canada V6C 3A8

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F [ X ] Form 40-F [ ]

(indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes [ ] No [ X ]

Documents Filed:
EX-1 News Release dated August 13, 2004
EX-2 News Release dated August 17, 2004
EX-3 2004 2nd quarter financial statements
EX-4 Management's Discussion & Analysis
EX-99 CEO Certificate
EX-99 CFO Certificate

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATNA RESOURCES LTD.
(Registrant)

By /s/ Teresa Cheng
Teresa Cheng
Corporate Secretary & C.F.O.

Date: August 20, 2004